Maple Tree Kids, Inc.
119 Rockland Center
Nanuet, NY 10954

January 27, 2014

Mr. Jim Allegretto, Senior Assistant Chief Accountant
Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Maple Tree Kids, Inc. Form S-1/A Registration Statement Under the Securities Act of 1933 Registration No. 333-192093

Dear Mr. Allegretto and Ms. Ransom:

On behalf of Maple Tree Kids, Inc. (the “Company”) we hereby submit this acceleration request and seek an Order of the Commission declaring the above-referenced registration statement effective at 10:00 a.m. January 31, 2014, or as soon thereafter as is reasonably practicable.

In this regard, please be advised that the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing ; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request for acceleration of effectiveness of the registration statement will also confirm the Company’s awareness of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as they relate to the proposed public offering of securities specified in the above registration statement.

If you have any questions on this matter, you may contact the undersigned at (845) 548-0888 or Mr. Gary R. Henrie, Attorney at Law at (801) 310-1419.

Sincerely, Maple Tree Kids, Inc.

By:	/s/ Irina Goldman
Irina Goldman
President